December 12, 1995

Union Pacific Corporation
Martin Tower
Eighth & Eaton Avenues
Bethlehem, Pennsylvania  18018

Ladies and Gentlemen:

          We have acted as special counsel to Union Pacific Corporation, a Utah corporation (the "Company") in connec-tion with the transactions contemplated by the Agreement and Plan of Merger, dated as of August 3, 1995 by and among the Company, Union Pacific Railroad Company ("UPRR"), a wholly-owned subsidiary of the Company, UP Acquisition Corporation ("Acquisition"), a wholly-owned subsidiary of UPRR and Southern Pacific Rail Corporation ("SP") (the "Merger Agree-ment"). The delivery of an opinion on the Effective Date, in substantially the form hereof, is a condition to the obligations of the Company, UPRR and Acquisition to consum-mate the Merger (as defined below) pursuant to Section 6.2(g) of the Merger Agreement. All capitalized terms used herein, unless otherwise specified, shall have the meanings ascribed to them in the Merger Agreement.

          In rendering our opinion, we have examined and re-lied upon the accuracy and completeness of the facts, infor-mation, covenants, statements and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the Agreement, dated as of August 3, 1995, by and among the Company, Acqui-sition, the Anschutz Corporation, Anschutz Foundation, and Mr. Phillip F. Anschutz and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below as well as other statements, representations and reasonable assumptions. Our opinion is expressly condi-tioned on, among other things, the accuracy as of the date hereof, and the continuing accuracy of all of such facts,

Union Pacific Corporation
December 12, 1995
Page 2

information, covenants, statements and representations up to and including the Closing Date.

          In our examination, we have assumed the genuine-ness of all signatures, the legal capacity of natural per-sons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all docu-ments submitted to us as certified or photostatic copies and the authenticity of the originals of such documents. We have also assumed that the contemplated transactions will be consummated on the Closing Date in accordance with the terms of the Merger Agreement. In addition, our opinion is ex-pressly conditioned on, among other things, the assumptions that (i) on or prior to the Closing Date, we will be pro-vided with officers' certificates executed by executives of the Company, UPRR and SP, in form and substance satisfactory to us, as to certain matters relating to the Company, UPRR, Acquisition and SP and to the Offer and the Merger and (ii) the Company's pro-rata distribution to its shareholders (in-cluding former Shareholders (as defined below)) of all of its Union Pacific Resources Group Inc. common stock will not result in the recognition of any income, gain or loss by the shareholders of the Company (including former Shareholders).

          In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other au-thorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change in the authorities upon which our opinion is based could affect our conclusions.

Description of The Transactions

          The following is a brief summary of the material terms of the transactions contemplated by the Merger Agree-ment, the details of which are more fully described therein.

Union Pacific Corporation
December 12, 1995
Page 3

          Pursuant to the Merger Agreement, Acquisition acquired 39,034,471 shares of SP common stock (the "Common
Stock" or "Shares") (constituting 25% of the outstanding
Shares) at a price of $25.00 per Share pursuant to a tender offer dated August 9, 1995 (the "Offer") and deposited such Shares into a voting trust.

          The Company agreed that, no later than one day prior to the Effective Date, it would cause (i) Union Pacif-ic Holdings, Inc. ("Holdings"), a direct wholly-owned sub-sidiary of the Company to distribute all of its assets and liabilities (by merger or otherwise) to the Company in a transaction treated as a complete liquidation under Section 332 of the Code and (ii) Acquisition to distribute all of its assets and liabilities (which would include only Common Stock) (by merger or otherwise) to UPRR in a transaction treated as a complete liquidation under Section 332 of the Code.

          The Merger Agreement provides that, subject to the satisfaction or waiver of the conditions set forth therein, SP will merge with and into UPRR, with UPRR as the surviving corporation (the "Merger") and each Share will be converted into the right to receive, in accordance with the election to be filed by each stockholder of SP (the "Shareholders") and subject to the limitations set forth in the Merger Agreement, (a) $25.00 per share in cash, without interest thereon, or (b) .4065 shares of Company common stock, par value $2.50 per share (the "Company Common Stock"), or (c) a combination thereof.

Opinion

          Based solely upon the foregoing, we are of the opinion that, under current law:

     The Merger (whether or not the Offer is integrated with the Merger for federal income tax purposes) will qualify as a reorganization pursuant to Sec-tions 368(a)(1)(A) and 368(a)(2)(D) of the Code.

          Except as set forth above, we express no opinion to any party as to any tax consequences of the Merger or any

Union Pacific Corporation
December 12, 1995
Page 4

transactions related thereto. This opinion is for your benefit and is not to be used, circulated, quoted or other-wise referred to for any purpose, excluding the Proxy State-ment contemplated by Section 5.14 of the Merger Agreement, without our express written permission.

          We hereby consent to the filing of this opinion as
Exhibit 8.3 to the Registration Statement and the reference to Skadden, Arps, Slate, Meagher & Flom in the sections of the Registration Statement entitled "Certain Federal Income Tax Consequences" and "Legal Opinion." In giving such con-sent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                              Very truly yours,

                              Skadden, Arps, Slate, Meagher
                                 & Flom